SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

        Entergy Nuclear New York Investment Company I
                      639 Loyola Avenue
                New Orleans, Louisiana 70113

     This certificate is notice that Entergy Nuclear New
York Investment Company I, a Delaware Corporation (the
"Corporation") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of
Section 6 (a) of the Public Utility Holding Company Act of
1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by the
             Corporation pursuant to the terms of
             a Credit Agreement between Entergy
             Global Investments, Inc. ("EGI") and
             Entergy Nuclear New York Investment
             Company I, ("ENNYI") which Credit
             Agreement  (and related Note) were
             entered on November 21, 2000 (the
             "Credit Agreement").

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             Not to exceed $300,000,000 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             EGI's effective cost of capital,
             within the meaning of Rule 52(b)
             under the Public Utility Holding
             Company Act of 1935, as determined
             from time to time by EGI and
             notified to ENNYI, in each case,
             computed on the basis if a 365 day
             year for the actual number of days
             (including the first day, but
             excluding the last) occurring in the
             period such interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, the Company may request
             advances from time to time up to the
             amount available under the Credit
             Agreement.  As of the date of this
             Certificate, funds in the amount of
             $289,086,500 were advanced by EGI to
             the Corporation on November 21,
             2000.

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note,
             but in any event not later than
             November 21, 2005.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Global Investments, Inc.

      9.     Collateral given with each security,
             if any:
             Not applicable

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used by ENNYI only to provide
             cash collateral to secure certain
             obligations of its parent, Entergy
             Nuclear Holding Company #1, as
             described in the Credit Agreement.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6 (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY NUCLEAR NEW YORK
                            INVESTMENT COMPANY I

                            BY:    /s/ Steven C. McNeal
                                    Steven C. McNeal
                              Vice President and Treasurer

Date:  December 1, 2000